FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2019

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, June 28, 2019

Ger. Gen. No.61 /2019

Mr. Joaquín Cortez Huerta

Chairman

Financial Markets Commission

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

                                                                                                                                    Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2 under Securities Market Law No. 18,045, and as established under General Norm No. 30 of said Commission, I, duly authorized, hereby attach as the following Significant Event, the press release issued today by our parent company,  Enel SpA, in which the company informs the market of its intention to increase its participation in Enel Américas  S.A. ("Enel Américas") by up to 5%, in addition to its current participation amounting to 56.8%. For this purpose, Enel SpA has signed two new swap agreements with financial institutions to purchase ordinary shares and American Depositary Shares (ADS) of Enel Américas, including the acquisition and exercise of pre-emptive rights in the Company’s current capital increase. More details can be found in the attached press release.

The financial effects of this transaction are not quantifiable as of today’s date.

Yours truly,

DOMINGO VALDÉS PRIETO

General Counsel

Enel Américas S.A.

cc.:          Banco Central de Chile (Central Bank of Chile)

                Bolsa de Comercio de Santiago (Santiago Stock Exchange)

                Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

                Banco Sanander  Representante de Tenedores de Bonos  (Banco Santander  Bondholders Representative)

  Depósito Central de Valores (Central Securities Depositary

  )Comisión Clasificadora de Riesgo (Risk Classification Commission)

ENEL to FURTHER increase its STAKE IN Enel Americas by up to 5%

•        This transaction, which is due to increase Enel’s stake in Enel Américas from the current 56.8%, is in line with the announced objective to increase Group interest in companies operating in South America

Rome, June 28th, 2019 – Enel S.p.A. (“Enel”) plans to further increase its shareholding in its listed Chilean subsidiary Enel Américas S.A. (“Enel Américas”) by up to an additional 5% from the current 56.8% stake.

To further increase its equity stake in Enel Américas, Enel has entered into two new share swap transactions (the “Swap Transactions”) with a financial institution to acquire, on dates that are expected to occur no later than the end of the third quarter of 2020, additional shares of Enel Américas’ common stock and American Depositary Shares (“ADSs”).

The number of shares of Enel Américas’ common stock and Enel Américas’ ADSs actually acquired by Enel pursuant to the Swap Transactions will depend on the ability of such financial institution to establish its hedge positions with respect to the Swap Transactions, including by acquiring and exercising preemptive subscription rights issued in connection with the capital increase resolved by the extraordinary Shareholders’ Meeting of Enel Américas held on April 30th, 2019.

The amount payable for any shares of Enel Américas’ common stock acquired by Enel will be based on the prices at which the financial institution establishes its hedge with respect to the corresponding Swap Transaction. The amount payable for any of Enel Américas’ ADSs acquired by Enel will be based on the volume-weighted average prices of Enel Américas’ ADSs during the period in which the financial institution establishes its hedge with respect to the corresponding Swap Transaction.

Prior to settlement, Enel will not have any right to dispose of or vote any shares of Enel Américas’ common stock or Enel Américas’ ADSs acquired or held by the financial institution as a hedge in connection with the corresponding Swap Transaction.

Enel’s payment obligations under the Swap Transactions will be funded through internal cash flow generation.

The abovementioned transactions are in line with the Enel Group’s 2019-2021 Strategic Plan announced to the markets, which remains focused on the increase of Group interest in companies operating in South America.

1

Enel SpA – Registered Office: 00198 Rome – Italy - Viale Regina Margherita 137 – Companies Register of Rome and Tax I.D. 00811720580 - R.E.A. 756032 – VAT Code 00934061003 – Stock Capital Euro 10,166,679,946 fully paid-in.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: June 28, 2019